Exhibit 99.1

Consolidated Financial Statements

March 31, 2013

(Expressed in U.S. dollars)

(Unaudited)

Contents

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Financial Position		3

Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)		4

Interim Condensed Consolidated Statements of Changes in Equity		5

Interim Condensed Consolidated Statements of Cash Flow		6

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information	7

2.	Basis of preparation	7

3.	Subsidiaries	8

4.	Cash and cash equivalents	8

5.	Advances and accounts receivable	8

6.	Related party transactions	9

7.	Prepaid expenses and deposits	10

8.	Inventories	10

9.	Investment in associate	10

10.	Property, plant and equipment	11

11.	Exploration and evaluation assets	12

12.	Mine under construction	13

13.	Bank loans	13

14.	Employee retention allowance	13

15.	Provision for closure and reclamation	14

16.	Long-term debt	14

17.	Share capital	15

18.	Share-based payments	15

19.	Commitments and contingencies	17

20.	Segmented reporting	17

21.	Production Costs	19

22.	General and Administrative Expenses	19

23.	Financial risk management objectives and policies	20

24.	Non-cash transactions	23

25.	Events after the reporting period	23

Banro Corporation
Interim Condensed Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars) (unaudited)

	Notes	March 31, 2013	December 31, 2012
		$	$
Assets
Current Assets
Cash and cash equivalents	4	17,293	27,049
Advances and accounts receivable	5	7,928	7,203
Due from related parties	6	96	97
Prepaid expenses and deposits	7	9,613	8,283
Inventories	8	19,548	17,999
Total Current Assets		54,478	60,631

Non-Current Assets
Investment in associate	9	1,411	1,459
Property, plant and equipment	10	309,184	307,739
Exploration and evaluation	11	100,227	95,733
Mine under construction	12	204,124	170,225
Total Non-Current Assets		614,946	575,156

Total Assets		669,424	635,787

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		43,058	48,380
Accrued liabilities		5,288	6,424
Bank loans	13	18,750	-
Due to related parties	6	321	66
Employee retention allowance	14	2,318	2,170
Total Current Liabilities		69,735	57,040

Provision for closure and reclamation	15	810	777
Long-term debt	16	155,664	154,685
Bank loans	13	11,250	-

Total Liabilities		237,459	212,502

Shareholders' Equity
Share capital	17	456,738	456,738
Warrants	16, 17	13,252	13,252
Contributed surplus	18	40,053	37,610
Accumulated other comprehensive (loss) income		(24)	8
Deficit		(78,054)	(84,323)
Total Shareholders' Equity		431,965	423,285
Total Liabilities and Shareholders' Equity		669,424	635,787

Commitments	19	-	-

Common shares (in thousands)
Authorized		Unlimited	Unlimited
Issued and outstanding		201,882	201,882

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

		For the three months ended
	Notes	March 31, 2013	March 31, 2012
		$	$
Operating Revenue		33,169	-

Operating Expenses
Production costs	21	(16,475)	-
Depletion and depreciation	10	(5,740)	-
Total mine operating expenses		(22,215)	-

Earnings from mine operations		10,954	-

Other Expenses
General and administrative	22	(1,835)	(1,989)
Share-based payments	18	(1,679)	(1,352)
Foreign exchange gain		207	88
Interest and bank expenses	16	(1,356)	(221)
Interest income		-	39
Earnings/(loss) from operations		6,291	(3,435)

Loss on disposal of property, plant and equipment	10	(1)	-
Share of loss from investment in associate	9	(21)	(35)

Earnings/(loss) for the period		6,269	(3,470)

Item that may be reclassified to profit or loss:
Foreign currency translation differences of foreign associate	9	(32)	31
Total comprehensive income/(loss) for the period		6,237	(3,439)

Earnings/(loss) per share, basic	17c	0.03	(0.02)
Earnings/(loss) per share, diluted	17c	0.03	(0.02)

Weighted average number of common shares outstanding
Basic	17c	201,882	196,266
Diluted	17c	202,395	202,668

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Interim Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S dollars) (unaudited)

		Share capital
	Notes	Number of shares (in thousands)	Amount $	Warrants $	Contributed Surplus $	Currency Translation Adjustment $	Deficit $	Total Shareholder's Equity $
Balance at January 1, 2012		197,076	440,738	-	28,061	(27)	(79,762)	389,010
Net loss for the period		-	-	-	-	-	(3,470)	(3,470)
Share-based compensation	18	-	-	-	3,434	-	-	3,434
Stock options exercised		3,425	11,100	-	(3,528)	-	-	7,572
Warrants issued	17b	-	-	13,252	-	-	-	13,252
Foreign currency translation differences of foreign investment in associate	7	-	-	-	-	31	-	31
Balance at March 31, 2012		200,501	451,838	13,252	27,967	4	(83,232)	409,829

Net loss for the period		-	-	-	-	-	(1,091)	(1,091)
Share-based compensation	16	-	-	-	11,384	-	-	11,384
Stock options exercised		1,301	4,545	-	(1,648)	-	-	2,897
Warrants exercised	15b	80	355		(93)	-	-	262
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	4	-	4
Balance at December 31, 2012		201,882	456,738	13,252	37,610	8	(84,323)	423,285

Net earnings for the period		-	-	-	-	-	6,269	6,269
Share-based compensation	17	-	-	-	2,443	-	-	2,443
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	(32)	-	(32)
Balance at March 31, 2013		201,882	456,738	13,252	40,053	(24)	(78,054)	431,965

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Interim Condensed Consolidated Statements of Cash Flow
(Expressed in thousands of U.S dollars) (unaudited)

		For the three months ended
	Notes	March 31, 2013	March 31, 2012
		$	$

Cash flows from operating activities
Net earnings/(loss) for the period		6,269	(3,470)
Adjustments to reconcile loss to net cash provided by (used in) operating activities
Depletion and depreciation	10	5,753	4
Unrealized foreign exchange (gain)/ loss		(33)	34
Share of loss from investment in associate	9	21	35
Share based payments	18	1,679	1,352
Financing costs	16	1,321	28
Accretion on closure and reclamation	15	33	-
Loss on disposal of property, plant and equipment	10	1	-
Interest paid	16	(1,024)	-
Changes in non-cash working capital
Advances and accounts receivable		(724)	(2,622)
Due from related parties		1	(26)
Prepaid expenses and deposits		(1,347)	(9,930)
Inventory		(1,549)	-
Accounts payable		4,047	31
Accrued liabilities		(2,563)	(543)
Employee retention allowance		13	42
Due to related parties		255	92
Net cash flows provided by/(used in) operating activities		12,153	(14,973)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(8,843)	(349)
Disposal of property, plant, and equipment		-	10
Expenditures on exploration and evaluation		(5,449)	(7,592)
Expenditures on mines under construction, net of pre-production revenue	12	(29,942)	(9,687)
Interest paid	16	(7,654)	-
Advances from associate	9	(5)	-
Net cash used in investing activities		(51,893)	(17,618)

Cash flows from financing activities
Gross proceeds from share issuances		-	8,028
Costs related to share issuances		-	(456)
Gross proceeds from units	16, 17b	-	165,139
Issuance costs related to units	16, 17b	-	-
Proceeds from bank loans	13	30,000	-
Line of credit (repayment)/withdrawal		-	(5,626)
Net cash provided by financing activities		30,000	167,085

Effect of foreign exchange on cash held in foreign currency		(16)	44
Net (decrease)/increase in cash during the period		(9,756)	134,538
Cash and cash equivalents, beginning of the period		27,049	9,696
Cash and cash equivalents, end of the period		17,293	144,234

Non-cash transactions (Note 22)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

1.	Corporate information

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim condensed consolidated financial statements as at and for the three months ended March 31, 2013 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as of its wholly-owned subsidiaries incorporated in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of preparation

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three months ended March 31, 2013, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012, which includes information necessary to understand the Company’s business and financial statement presentation.

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets which are presented at fair value.

c)	Summary of significant accounting policies

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as presented in Note 2 of the annual consolidated financial statements of the Company for the year ended December 31, 2012, except for those newly adopted accounting standards noted below.

The Company has applied the following new and revised IFRSs in these unaudited interim condensed consolidated financial statements: IFRS 10 Consolidated financial statements (“IFRS 10”), IFRS 13 fair value measurements (“IFRS 13”), IAS 1 Presentation of financial statements (“IAS 1”), IAS 27 Separate financial statements (“IAS 27”), and IAS 28 Investments in associates and joint ventures.

d)	Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

e)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

An amendment to IAS 32, Financial Instruments: presentation (“IAS 32”) was issued by the IASB in December 2011. The amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

3.	Subsidiaries

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Twangiza Mining SARL	Democratic Republic of the Congo	100%	Mining
Namoya Mining SARL	Democratic Republic of the Congo	100%	Mining
Lugushwa Mining SARL	Democratic Republic of the Congo	100%	Mining
Kamituga Mining SARL	Democratic Republic of the Congo	100%	Mining
Banro Congo Mining SARL	Democratic Republic of the Congo	100%	Mining
Banro American Resources Inc.	United States of America	100%	Inactive

4.	Cash and cash equivalents

Cash and cash equivalents of the Company includes cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

	March 31, 2013	December 31, 2012

Cash	$16,557	$25,951
Cash equivalents	$736	$1,098
	$17,293	$27,049

5.	Advances and accounts receivable

Advances of the Company include receivables relating to value-added taxes (“VAT”) in the amount of $7,412 (December 31, 2012 - $6,773), as well as advances to employees. Accounts receivables include trade receivables resulting from revenues generated by Twangiza Mining SARL. There is no allowance on the VAT receivables or advances to employees outstanding as at March 31, 2013, as all advances are expected to be recovered.

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	March 31, 2013	December 31, 2012

Other advances	$443	$430
Accounts receivable	73	-
VAT receivable	7,412	6,773
	$7,928	$7,203

6.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2013 and 2012 was as follows:

	Three Months Ended March 31,
	2013	2012
	$	$
Short-term employee benefits	1,002	3,846
Other benefits	25	28
Employee retention allowance	50	65
Share-based payments	-	8,496
	1,077	12,435

During the three months ended March 31 2013, directors fees of $59 (three months ended March 31, 2012 - $64) were paid to non-executive directors of the Company.

b)	Other Related Parties

	March 31, 2013	December 31, 2012
	$	$
Due from related parties	96	97
Due to related party	321	66

During the three-month period ended March 31, 2013, legal fees of $366, (three months ended March 31, 2012 - $423), incurred in connection with the Company’s preferred and common share financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at March 31, 2013, the balance of $321 (December 31, 2012 - $66) owing to this legal firm was included in accounts payable.

During the three months ended March 31, 2013, the Company incurred common expenses of $70 (three months ended March 31, 2012 - $37) in the Congo together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at March 31, 2013, an amount of $96 (December 31, 2012 – $94) owing from Loncor was included in due from related parties in the interim condensed consolidated statements of financial position.

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

During the three months ended March 31, 2013, the Company incurred common expenses of $60 (three months ended March 31, 2012 - $16) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at March 31, 2013, an amount of $nil (December 31, 2012 - $nil) owing from Gentor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three months ended March 31, 2013, $5 was repaid to Delrand Resources Limited (“Delrand”) with respect to the Company’s share of prior period common expenses in the Congo. As at March 31, 2013, an amount of $1 (December 31, 2012 - $nil) was due to Delrand. Amounts due to Delrand are included in Investment in Associate.

These transactions are in the normal course of operations and are measured at the exchange amount.

7.	Prepaid expenses and deposits

Prepaid expenses and deposits comprise mainly of $4,214 (December 31, 2012 - $1,869) of prepayments to suppliers of Twangiza Mining SARL and $2,732 (December 31, 2012 - $3,944) of prepayments to suppliers of Namoya Mining SARL.

8.	Inventories

	March 31, 2013	December 31, 2012
	$	$
Gold bullion	1,175	2,853
Gold-in-process	1,363	1,075
Stockpile ore	1,545	663
Parts and supplies inventory	15,465	13,408
	19,548	17,999

During the three month period ended March 31, 2013 the Company recognized $7,339 (three months ended March 31, 2012 - $nil) of inventories as an expense.

9.	Investment in associate

The Company’s investment in Delrand, which meets the definition of an associate of the Company, is summarized as follows:

Delrand Resources Limited	March 31, 2013	December 31, 2012

Percentage of ownership interest	33.60%	33.60%
Common shares held	17,717	17,717
Total investment	$1,411	$1,459

Delrand is a publicly listed entity on the Toronto Stock Exchange and the JSE Limited in South Africa, involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of June 30. The Company’s investment in Delrand is accounted for in the interim condensed consolidated financial statements using the equity method. The fair value of the Company’s investment in Delrand, based on the closing price of Delrand’s shares on the Toronto Stock Exchange as at March 31, 2013, is $1,395 (December 31, 2012 - $3,561). For the three months ended March 31, 2013, the Company’s share of loss in the results of Delrand was $21 (three months ended March 31 2012 –$35).

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company’s investment in Delrand is summarized as follows:

Balance at December 31, 2011	$1,505
Share of loss	(130)
Dilution gain	49
Cumulative translation adjustment	35
Balance at December 31, 2012	1,459
Share of loss	(21)
Repayment of advances	5
Cumulative translation adjustment	(32)
Balance at March 31, 2013	$1,411

10.	Property, plant and equipment

The Company’s property, plant and equipment are summarized as follows:

	Mining assets	Plant and equipment	Total
	$	$	$
Cost
Balance at January 1, 2012	-	33,996	33,996
Additions	8,880	23,203	32,083
Transfers	54,771	211,305	266,076
Disposals	-	(1,628)	(1,628)
Balance at December 31, 2012	63,651	266,876	330,527
Additions	6,499	2,381	8,880
Transfers	-	-	-
Disposals	-	(4)	(4)
Balance at March 31, 2013	70,150	269,253	339,403

Accumulated Depreciation
Balance at January 1, 2012	-	9,859	9,859
Depreciation for the period	-	10,272	10,272
Depletion for the period	3,942	-	3,942
Disposals	-	(1,285)	(1,285)
Balance at December 31, 2012	3,942	18,846	22,788
Depreciation for the period	-	5,349	5,349
Depletion for the period	2,084	-	2,084
Disposals	-	(3)	(3)
Balance at March 31, 2013	6,026	24,192	30,218

Carrying amounts
Balance at December 31, 2012	59,709	248,030	307,739
Balance at March 31, 2013	64,124	245,061	309,184

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

During the three months ended March 31, 2013, the Company removed from its accounting records assets with a total cost of $4 (March 31, 2012 - $nil) that were no longer in use. This resulted in a loss of $1 (March 31, 2012 - $nil), which is reflected in the interim condensed consolidated statement of comprehensive income/(loss). The Company’s property, plant and equipment in the Congo are pledged as security as part of the Company’s debt offering issued in March 2012 and the bank loans.

11.	Exploration and evaluation assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

	Twangiza	Namoya	Luguswha	Kamituga	Banro Congo Mining	Total
Cost	$	$	$	$	$	$
Balance as at January 1, 2012	16,266	51,921	36,014	6,646	2,595	113,442
Additions	6,413	10,021	8,834	8,825	99	34,192
Transfer to mines under construction	-	(51,921)	-	-	-	(51,921)
Balance as at December 31, 2012	22,679	10,021	44,848	15,471	2,694	95,713
Additions	1,335	1,043	1,051	1,047	18	4,494
Balance as at March 31, 2013	24,014	11,064	45,899	16,518	2,712	100,207

There is approximately $20 of intangible exploration and evaluation expenditures as at March 31, 2013. The intangible exploration and evaluation expenditures, representing mineral rights held by Banro Congo Mining, have not been included in the table above.

a.	Twangiza

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the Congo, approximately 45 kilometres south of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits held by Twangiza Mining SARL, a wholly owned Congo registered subsidiary of the Company. Exploration and evaluation expenditures indicated in the table above are with respect to targets and prospects outside the Twangiza Main and Twangiza North deposits.

b.	Namoya

The Namoya property consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema province in the east of the Congo, approximately 225 kilometres southwest of the Town of Bukavu. Namoya Mining SARL, which is registered in the Congo and wholly owned by the Company, has a 100% interest in the said permit.

c.	Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s wholly owned Congo registered subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

d.	Kamituga

The Kamituga property consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s wholly owned Congo registered subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits.

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

e.	Banro Congo Mining

The Company’s wholly-owned Congo subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

12.	Mine under construction

Development expenditures with respect to the construction of the Company’s Twangiza mine and Namoya project are as follows:

	Twangiza Mine	Namoya Mine	Total
	$	$	$
Cost
Balance as at January 1, 2012	277,850	-	277,850
Additions	72,532	118,304	190,836
Pre-production commercial revenue	(68,112)	-	(68,112)
Transfers	(282,270)	51,921	(230,349)
Balance as at December 31, 2012	-	170,225	170,225
Additions	-	33,899	33,899
Balance as at March 31, 2013	-	204,124	204,124

Mines under construction are not amortized until construction is completed. This is signified by the formal commissioning of a mine for production.

13.	Bank loans

	Current	Non-current	Total
	$	$	$
Balance at December 31, 2012	-	-	-
Withdrawals	18,750	11,250	30,000
Balance at March 31, 2013	18,750	11,250	30,000

In February 2013, the Company announced the arrangement of two credit facilities. The credit facilities for $30 million were completed with two commercial banks in the Congo, Rawbank and Ecobank, each for $15 million, and at rates of 9% and 8.5% interest, respectively. The Rawbank facility (including accrued interest) is repayable in six equal monthly installments, starting in October of 2013 while the Ecobank facility is repayable on a quarterly basis from March 31, 2014. The Company has accrued interest on the credit facilities of $226 (December 31, 2012 - $nil) under accrued liabilities in its consolidated statement of financial position.

14.	Employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at March 31, 2012, the Company had accrued a liability of $2,318 (December 31, 2011 - $2,170).

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The following table summarizes information about changes to the Company’s employee retention allowance during the three months ended March 31, 2013.

$
Balance at December 31, 2011	1,385
Additions	878
Payments to employees	(93)
Balance at December 31, 2012	2,170
Additions	148
Payments to employees	-
Balance at March 31, 2013	2,318

15.	Provision for closure and reclamation

It is the Company’s intention to protect the land on which it operates in accordance with best practices of the mining industry and to comply with all applicable laws governing protection of the environment. As such, the Company recognizes a provision related to its constructive and legal obligation in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision is calculated at the net present value of the future expected cash outflows using the prevailing interest rate in the Congo of 20%, a mine life of 12 years, and estimated future cash costs of $6,566. For the three-month period ended March 31, 2013, the Company recorded an accretion expense of $33 (three month period ended March 31, 2012 - $nil). As at March 31, 2013, the Company had a provision for mine closure and reclamation of $810 (December 31, 2012 - $777).

$
Balance at December 31, 2011	767
Accretion	10
Balance at December 31, 2012	777
Accretion	33
Balance at March 31, 2013	810

16.	Long-term debt

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (“the Notes”) and 48 common share purchase warrants (“the Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. The second interest payment date was March 1, 2013 and consisted of interest accrued from and including September 1, 2012 until February 28, 2013. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

The Company has recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering is attributable to the construction of the Namoya mine, the Company has been capitalizing the related portion of all borrowing costs calculated using a capitalization rate of 88%. As at March 31, 2013, the fair value of the long-term debt is $131,897 (December 31, 2012 - $148,372). For the three months ended March 31, 2013, the Company capitalized borrowing costs of $4,700 (three months ended March 31, 2012 – $1,481) to Mine under Construction and recognized $613 (three months ended March 31, 2012 - $206) of borrowing costs under interest expense in its interim condensed consolidated statement of comprehensive income/(loss). The Company has accrued interest on the long-term debt of $1,458 (December 31, 2012 - $5,801) under accrued liabilities in its consolidated statement of financial position.

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	Payments due by period
	Total	Less than one year	One to three years	Three to four years	After four years
Long-term debt	$175,000	$-	$-	$175,000	$-
Long-term debt interest	$70,000	$17,500	$52,500	$-	$-

17.	Share capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

As of March 31, 2013, the Company had 201,882 common shares issued and outstanding (December 31, 2011 – 201,882) and no preference shares issued and outstanding.

b)	Share purchase warrants (in thousands)

As part of the Offering disclosed in Note 16, the Company issued to the investors 8,400 Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 until March 1, 2017.

In February 2013, all of the 945 broker warrants that were outstanding at December 31, 2012 expired unexercised.

As of March 31, 2013, the Company had outstanding 8,400 warrants (December 31, 2012 – 8,400).

c)	Earnings/(loss) per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2013, amounting to 201,882 (March 31, 2012 – 196,266) common shares. Diluted earnings/(loss) per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three-months ended March 31, 2013 is 202,395 common shares (March 31, 2012 – 202,668 common shares).

18.	Share-based payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted are not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Under this Stock Option Plan, 75% of options granted to each optionee vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. Options granted typically have a contractual life of five years from the date of grant.

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The following tables summarize information about stock options:

For the three months ended March 31, 2013:

		During the Year					Weighted average remaining
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	contractual life (years)	Vested & Exercisable	Unvested
1.10 - 2.35	4,003	-	-	-	-	4,003	1.72	4,003	-
2.40 - 4.75	10,616	-	-	(141)	-	10,475	3.84	6,186	4,289
	14,619	-	-	(141)	-	14,478	3.26	10,189	4,289
Weighted Average Exercise Price (Cdn$)	3.79	-	-	4.60	-	3.79	-	3.51	4.45

For the three months ended March 31, 2012:

		During the Period					Weighted average remaining
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	contractual life (years)	Vested & Exercisable	Unvested
1.10 - 2.35	8,044	-	(2,858)	-	-	5,186	2.72	5,186	-
2.40 - 4.75	3,100	6,072	(567)	-	-	8,605	4.67	789	7,816
12.00 - 15.00	335	-	-	-	(35)	300	0.40	300	-
	11,479	6,072	(3,425)	-	(35)	14,091	3.84	6,275	7,816
Weighted Average Exercise Price (Cdn$)	2.31	4.75	2.36	-	15.00	3.74	-	2.74	4.55

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

There were no stock options granted during the three months ended March 31, 2013. The assessed fair value, using the Black-Scholes option pricing model, stock options granted during the three-month period ended March 31, 2012 was a weighted average Cdn$2.29 per stock option.

During the three months ended March 31, 2013, the Company recognized in the consolidated statement of comprehensive income/(loss) an expense of $1,679 (three months ended March 31, 2012 –$1,352) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $764 for the three months ended March 31, 2013 (three months ended March 31, 2012 – $2,531) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset and to mine under construction.

These amounts were credited accordingly to contributed surplus in the interim condensed consolidated statements of financial position.

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

19.	Commitments and contingencies

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at March 31, 2013 are as follows:

2013	$119
2014	102
2015	68
$289

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the DRC Mining Code in order to keep exploration permits in good standing.

The Company is currently in discussions with its former CEO regarding the potential terms of his departure.

In addition to the above matters, the Company and its subsidiaries are also subject to routine legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated losses, cash flow or financial position.

20.	Segmented reporting

The Company has three operating segments: mining operations, mineral exploration and the development of precious metal projects in the Congo. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s corporate head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining and exploration and development projects are located in the Congo. All of the Company’s revenues from the sale of gold bullion in the Congo are to a single customer.

For the three months ended March 31, 2013
	Mining Operations	Exploration	Development	Corporate	Total
	$	$		$	$
Revenue	33,169	-	-	-	33,169
Operating expenses	(22,215)	-	-	-	(22,215)
Earnings from mine operations	10,954	-	-	-	10,954

Other expenses	(354)	-	-	(1,274)	(1,628)
Share-based payments	(775)	-	-	(904)	(1,679)
Interest expense	(681)	-	-	(675)	(1,356)
Earnings/(loss) from operations	9,144	-	-	(2,853)	6,291

Share of loss from investment in associate	-	-	-	(21)	(21)
Loss on disposition of property, plant, and equipment	-	-	-	(1)	(1)
Earnings/(loss)for the period	9,144	-	-	(2,875)	6,269

Capital Expenditures	6,499	4,494	33,899	-	44,892

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

For the three months ended March 31, 2012
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	-	-	-	-	-
Operating expenses	-	-	-	-	-
Earnings from mine operations	-	-	-	-	-

Other expenses	-	-	-	(2,122)	(2,122)
Share-based payments	-	-	-	(1,352)	(1,352)
Interest income	-	-	-	39	39
Loss from operations	-	-	-	(3,435)	(3,435)

Share of loss from investment in associate	-	-	-	(35)	(35)
Dilution gain on investment in associate	-	-	-	-	-
Loss on disposition of capital asset	-	-	-	-	-
Loss for the period	-	-	-	(3,470)	(3,470)

Certain items from the Company’s statements of financial position are as follows:

March 31, 2013
	Mining Operations	Exploration	Development	Corporate	Total
	$	$		$	$
Total non-current assets	287,302	102,325	223,823	1,516	614,966
Total assets	327,025	106,754	231,519	4,126	669,424
Provision for closure and reclamation	810	-	-	-	810
Long-term debt	-	-	-	155,664	155,664
Long-term portion of bank loan	-	-	11,250	-	11,250

December 31, 2012
	Mining Operations	Exploration	Development	Corporate	Total
	$	$		$	$
Total non-current assets	286,516	97,945	189,116	1,579	575,156
Total assets	325,976	102,397	196,394	11,020	635,787
Provision for closure and reclamation	777	-	-	-	777
Long-term debt	-	-	-	154,685	154,685

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Geographic segmentation of non-current assets is as follows:

March 31, 2013
	Property, plant and equipment	Mines under construction	Exploration and evaluation	Investment in Associate	Total
	$	$	$	$	$
Congo	309,098	204,124	100,227	-	613,449
Canada	106	-	-	1,411	1,517
	309,204	204,124	100,227	1,411	614,966

December 31, 2012
	Property, plant and equipment	Mines under construction	Exploration and evaluation	Investment in Associate	Total
Congo	307,619	170,225	95,733	-	573,577
Canada	120	-	-	1,459	1,579
	307,739	170,225	95,733	1,459	575,156

21.	Production costs

Production costs for the Company’s Twangiza Mine for the three months ended March 31, 2013 and 2012 are as follows:

	Three Months Ended March 31,
	2013	2012
	$	$
Raw materials and consumables	7,339	-
Salaries	4,090	-
Contractors	2,355	-
Other	2,691	-
	16,475	-

22.	General and administrative expenses

	Three Months Ended March 31,
	2013	2012
	$	$
Salaries and employee benefits	(563)	(815)
Consulting, management, and professional fees	(224)	(235)
Office and sundry	(400)	(441)
Depreciation	(13)	(4)
Other	(635)	(494)
	(1,835)	(1,989)

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

23.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable, accrued liabilities, and due to related parties approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

The following table provides information about financial assets and liabilities measured at fair value in the statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

	March 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
	$	$	$	$
Financial assets
Investment in associate	1,411	1,395	-	-

Financial liabilities
Long-term debt	155,664	131,897	-	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income/(loss). The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The following table indicates the impact of foreign currency exchange risk on net working capital as at March 31, 2013. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at March 31, 2013.

	Canadian Dollar	South African Rand	Congolese Franc
	CDN$	ZAR	CDF
Cash and cash equivalents	527	20	834
Prepaid expenses	458	-	-
Accounts payable	(733)	(93,249)	-
Retention allowance	(562)	-	-
Total foreign currency financial assets and liabilities	(310)	(93,229)	834
Foreign exchange rate at March 31, 2013	0.9843	0.1083	0.0011
Total foreign currency financial assets and liabilities in US $	(305)	(10,097)	1
Impact of a 10% strengthening of the US $ on net loss	(31)	(1,010)	0

d)	Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, the Congo and South Africa. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at March 31, 2013 and December 31, 2012 is as follows:

	March 31, 2013	December 31, 2012
	$	$
Cash and cash equivalents	17,293	27,049
Advances and accounts receivable	7,928	7,203
	25,221	34,252

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and equity capital markets. Excluding long-term debt and one bank loan, all other financial obligations of the Company including accounts payable of $39,709, accrued liabilities of $5,288, bank loan of $18,750 and due to related parties of $321 are due within one year.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

h)	Commodity price risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

	For the three months ended
	March 31, 2013	March 31, 2012
Net Income/(loss)	6,269	(3,470)
Impact of a 10% weakening of the spot price of gold	(3,317)	-
Net Income/(loss) after impact	2,952	(3,470)

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company does not have any financial derivatives to manage commodity price risk.

i)	Title risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

j)	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	March 31, 2013	December 31, 2012
	$	$
Share capital	456,738	456,738
Warrants	13,252	13,252
Contributed surplus	40,053	37,610
Deficit	(78,054)	(84,323)
	431,989	423,277

24.	Non-cash transactions

During the periods indicated the Company undertook the following significant investing and financing non-cash transactions:

	For the three months ended March 31,
	Note	2013	2012
		$	$
Depreciation included in exploration and evaluation assets	11	215	126
Depreciation included in mines under construction	12	1,464	1,200
Share-based compensation included in exploration and evaluation assets	18	292	309
Share-based compensation included in mines under construction assets	18	472	1,762
Employee retention allowance	14	148	182

25.	Events after the reporting period

In April 2013 the Company completed its previously announced short-form prospectus offering (the “Offering”) and concurrent private placement (the “Concurrent Offering”). The Offering consisted of 50,219 common shares of the Company priced at C$1.35 per share for gross aggregate proceeds of C$67,795 and 116 series A preference shares of the Company priced at $25.00 per share for gross aggregate proceeds of $2,900. The Concurrent Offering consisted of 1,200 preferred shares of a subsidiary of the Company (the “Subco Shares”) and 1,200 associated series B preference shares of the Company priced at $25.00 per Subco Share and series B preference share for gross aggregate proceeds of $30,000.

Banro Corporation
Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended March 31, 2013
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

An additional $10 million bridge loan was drawn from Rawbank in April 2013 repayable May 31, 2013.

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